U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                                VEDA CORPORATION
                                ----------------
             (Exact Name of Registrant as Specified in its Charter)


             DELAWARE                                    95-4737510
             --------                                    ----------
     (State or Other Jurisdiction of                  (I.R.S. Employer
     Incorporation or Organization)                 Identification No.)


     14724 VENTURA BLVD., FLOOR 2, SHERMAN OAKS, CA            91403
     ----------------------------------------------------------------
        (Address of Principal Executive Offices)            (Zip Code)

                                 (818) 971-5184
                                 --------------
               Registrant's Telephone Number, Including Area Code:


                     Securities to be Registered Pursuant to
                           Section 12(b) of the Act:
                                      NONE


                     Securities to be Registered Pursuant to
                           Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                                (Title of Class)

                                VEDA CORPORATION

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                     PART I
         .                                                               Page

    ITEM 1.  Business......................................................1

    ITEM 2.  Management's Discussion and Analysis of Financial
               Condition and Results of Operations ........................2

    ITEM 3.  Properties....................................................3

    ITEM 4.  Security Ownership of Certain Beneficial
               Owners and Management.......................................3

    ITEM 5.  Directors and Executive Officers..............................4

    ITEM 6.  Executive Compensation........................................6

    ITEM 7.  Certain Relationships and Related Transactions ...............6

    ITEM 8.  Description of Securities.....................................6

                                PART II
    ITEM 1.  Market Price of and Dividends On the Registrant's
              Common Equity and Related Stockholder Matters................7

    ITEM 2.  Legal Proceedings.............................................8

    ITEM 3.  Changes in and Disagreements With
               Accountants.................................................8

    ITEM 4.  Recent Sales of Unregistered Securities.......................8

    ITEM 5. Indemnification of Directors and Officers......................9

                               PART F/S
    Financial Statements.................................................F/S

                               PART III
    ITEM 1.  Index to Exhibits and Description of Exhibits................10

    Signature Page........................................................11

                                     PART I


ITEM 1.  BUSINESS

     Veda Corporation ("VEDA" or the "Company") was incorporated September 15, 1998 under the laws of the state of Delaware. The Company plans to develop internet-based telecommunications systems as described below.

     Effective communication management may be the single most important element for success in business today. Advances in technology have increased productivity, improved performance and enhanced communications by enabling people to send and receive messages quickly and effectively, when and how they want. As a result, we are also faced with the daily challenge of utilizing voice mail, e-mail, fax and pager messages as tools to assist in the efficient performance of business responsibilities, as opposed to interruptions that effectively extend the time required to get work done. In our personal lives as well, the efficiency of our communication capabilities is vital to fulfilling our routine obligations in order to allow the time and ability to enjoy elective activities.

Mission
-------
     The mission of VEDA Corporation ("VEDA" or the "Company") is to dissolve the technological barriers that impede the optimum efficiency and performance of communications capabilities. The Company intends to develop an Electronic Messaging System, ("EMS"). EMS enables effective and efficient communication among e-mail, fax, pager and voice mediums, via the Internet. This system is linked to the EMS billing system, which is a highly flexible accounting system designed around the Oracle database and which is capable of handling pre-paid monthly billing, pre-paid transaction-based billing, and the traditional post-paid monthly billing systems. EMS uniquely incorporates the most reliable and scalable Oracle database foundation with the Sun Java programming language to provide a system that is applicable to all Internet users, and works on any type of client (user's) computer, with all existing types of computer operating software.

Internet Users
--------------
     The Internet is currently estimated to have a worldwide user population of approximately 80 million. At the current rate of growth, the number of Internet users is projected to increase to between 140 million and 170 million by the year 2000. This growth will be further accelerated by the availability of low-cost Internet access via "thin clients," such as very simple personal computers, and black box television Internet converters. The anticipated surge in demand for these black box converters led to the $425 million purchase of Web TV by Microsoft in April 1997. At least 1% of the world telecommunications revenues are switching from traditional telecommunications companies to Internet telecommunications every year. This equates to more than $7 billion per year moving into the Internet telecommunications industry.

     The EMS system can be inexpensively subscribed to by individual Internet users on a monthly or annual fee basis that is structured to allow flexibility in the type of expected use. One of the capabilities the EMS system provides is a low-cost service that enables a user to initiate an e-mail message via the Internet and send it to one or more recipients in the form of e-mail, fax, voice mail or page. The user can also send that e-mail message in any combination of two, three or all four forms, at the same time. This feature could be used to assure the recipient gets the message, or to send copies to other recipients at the same time, even if they have different message-receiving capabilities.

     For large corporations and government agencies that require the use of internal computer networks (intranets), EMS is available in the form of the EMS Exchange, a combined hardware and software package that is readily integrated into the user's intranet.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis below should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this Registration Statement.

     The Company was formed on September 15, 1998 and is in the development stage. To date, the Company has not conducted any business operations or had any sales revenue. To accomplish its business objectives, the Company intends to locate and enter into strategic business combinations in the internet telecommunications industry.


Liquidity and Capital Resources
-------------------------------
     The Company currently believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources.

     The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $1,000 from the offer and sale of its Common Stock. Substantially all of such funds have been used to pay expenses incurred by the Company.

     Since its organization, VEDA has satisfied its cash requirements through sales of Common Stock and cash advances from its principal stockholders.

Results of Operations
---------------------
     During the period from September 15, 1998 (inception) through August 31, 1999, the Company has engaged in no significant operations other than organization activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended (the "'34 Act"). No revenues were received by the Company during this period. For the period from September 15, 1998 (inception) through August 31, 1999, the Company has a positive cash balance of $35, and has generated a net loss of ($1,089).

Need for Additional Financing
-----------------------------
     The Company intends to seek to carry out its plan of business as discussed herein. In order to do so, it will require additional capital to pay ongoing expenses, including legal and accounting fees incurred in conjunction with preparation and filing of this registration statement on Form 10-SB, and in conjunction with future compliance with its on-going reporting obligations.


ITEM 3.  PROPERTIES

     The Company's executive and administrative offices are located at 14724 Ventura Boulevard, Floor 2, Sherman Oaks, California 91403. The Company pays no rent for use of the office and does not believe it will require any additional office space in the foreseeable future.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of the date hereof by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer listed in the Summary Compensation Table in Item 6 of this Form 10; and (iv) all directors and executive officers as a group. Unless otherwise indicted, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.

                                                  Amount of        Percentage of
Name and Address of                               Beneficial        Outstanding
Beneficial Owner                                  Ownership            Shares
---------------                                   ----------       -------------
Appletree Investment Co., Ltd.(1)                    914,700             88.9%
C/o Anglo Irish Trust (I.O.M.)
69 Athol Street
Douglas, Isle of Man 1M1 1JE

PageOne Business Productions, LLC.(2)                114,700             11.1%
860 Via de la Paz, Ste E-1
Pacific Palisades, CA  90472

George A. Todt (3)                                   114,700             11.1%

James Walters(4)                                     114,700             11.1%

Larry Todt                                                 0                 *

Julie Heinsohn                                             0                 *

All executive officers and directors as a            114,700             11.1%
group (4 persons)

* Less than one percent

-----------------------

(1)  Appletree  Investment  Company,   Ltd.,  is  a  European  investment  group
     domiciled on the Isle of Man, 69 Athol Street, Douglas, Isle of Man, 1M1 1JE. Appletree Investment Company, Ltd. is owned by an Isle of Man trust.

(2) PageOne Business Productions, LLC is a Delaware limited liability company located in Los Angeles, California.

(3) George A. Todt is the Chairman of the Company and a managing member of PageOne Business Productions, LLC, 860 Via de la Paz, Suite E-1, Pacific Palisades, CA 90272 and has shared voting power and dispositive power over such shares.

(4) James Walters is President of the Company and a managing member of PageOne Business Productions, LLC, and has shared voting power and dispositive power over such shares.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The names of the directors and executive officers of the Company, as well as their respective ages and positions with the Company, are as follows:

      Name                          Age       Position
      ----                          ---       --------
      George A. Todt (1)            46        Chairman of the Board of Directors

      James F. Walters              45        President

      Larry Todt (1)                45        Vice President

      Julie Heinsohn                24        Secretary

(1) George Todt and Larry Todt are cousins.

     George Todt has been Chairman of the Company since its inception. George Todt has been Managing Member of PageOne Business Productions, LLC since its formation in March 1996. PageOne is an internet based financial and consulting form specializing in high-tech start-up and emerging growth companies. Mr. Todt's experience over the past 15 years includes working with 10 start-up companies, raising venture capital, and arranging strategic partnerships and initial public offerings. He has researched, developed and implemented marketing and sales training programs in several industries. Mr. Todt also gained extensive experience in management in various companies. He was Chief Executive Officer of Todt Companies, Cape Girardeau, Missouri, from 1987 to 1990. During this time, his company grew from 29 to 130 employees, and annual sales grew from $2 million to $8 million. Mr. Todt also has been an international consultant in the areas of technology exchanges and rights.

     James Walters has been President of the Company since December, 1999. Mr. Walters is President of Kellogg & Andelson, Los Angeles' largest local privately owned accounting firm. Mr. Walters began his business career in 1976 as an accountant at Kellogg & Andelson. In 1980 he was elected partner and was promoted to Managing Partner in 1984. In 1995 Mr. Walters was elected Chairman of the Board and is currently responsible for the overall management of the 100 person firm. In addition to managing Kellogg & Andelson, he has assisted the firm's clients with the preparation for their Initial Public Offerings, as well as with their acquisition and consolidation strategies. He has extensive experience in the planning, design, installation and review of financial management information systems. In addition, Mr. Walters has consulted with many middle-sized companies in several different industries. Mr. Walters has founded, owned and managed companies in Commercial Photography, Corporate Events, Auto Repair and Concrete Molding industries.

     Larry Todt has been Vice President of the Company since December, 1999. Larry Todt has held the position of Vice President of Business Development for ISPI, Inc., a privately held internet company, from January, 1997 to the present. Previously, Mr. Todt owned and operated a construction company in the Midwest from 1975 to December 1996. During that time Mr. Todt was involved in multi-million dollar projects and managed the activities of more than two hundred personnel.

     Julie Heinsohn joined Veda as Secretary in December 1999. She has been employed by PageOne Business Productions, LLC where she has served as Executive Assistant since 1998. From 1992 to 1997, Ms. Heinsohn served as Assistant Merchandise Manager at Paramount Parks in Charlotte, Noth Carolina. Ms. Heinsohn holds a Bachelor of Arts Degree in Media Arts from the University of South Carolina.

Conflicts of Interest
---------------------
     None of the officers of the Company will devote more than a portion of his/her time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

     Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. No other compensation is, or will be, paid to directors for services rendered as directors. From the Company's inception to the date of this filing, there have been no meetings of the Company's Board of Directors. Other actions of the Company's Board of Directors were taken pursuant to unanimous written consents. Except as noted, there are no family relationships between any directors or officers of the Company.

ITEM 6.  EXECUTIVE COMPENSATION

     Consistent with the Company's present policy, no director or executive officer of VEDA receives compensation for services rendered to the Company. However, these persons are entitled to be reimbursed for expenses incurred by them in pursuit of our business objectives.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

         The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan. (ESOP). The Company intends to incorporate one after a public offering.


                           SUMMARY COMPENSATION TABLE

                                Annual Compensation                                   Long Term Compensation
                      ----------------------------------------------     ------------------------------------------------
(a)                   (b)       (c)           (d)           (e)            (f)            g)       (h)         (i)
                                                             Other        Restricted
                                                             Annual         Stock      Options     LTIP        All Other
Position              Year      Salary ($)    Bonuses($)   Compensation     Awards       SARs    Payouts ($)  Compensation
--------              ----      ----------    ----------   ------------  ----------    -------   -----------  ------------
None

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     There were no option/SAR Grants in the last fiscal year.

COMPENSATION OF DIRECTORS

     The Company's directors serve without compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In April, 1999 VEDA issued 100,000 shares to PageOne Business Productions, LLC, of which George Todt and James Walters are managing members.


ITEM 8.  DESCRIPTION OF SECURITIES

     VEDA's Restated Certificate of Incorporation provides for an authorized capital stock of 100,000,000 shares of Common Stock, $.001 par value (the "Common Stock"), and 8,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"). As of August 31, 1999, the Company had 1,029,000 shares of Common Stock issued and outstanding. At such date, there were no shares of Preferred Stock issued and outstanding.

Common Stock
------------
     Each share of Common Stock entitles the holder thereof to one vote for each share on all matters submitted to the stockholders. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to stockholders. The stockholders have no conversion, preemptive or other subscription rights. Shares of authorized and unissued Common Stock are issuable by the Board of Directors without any further stockholder approval.

Preferred Stock
---------------
     The Board of Directors is authorized, without further action by the stockholders, to issue from time to time shares of Preferred Stock in one or more classes or series and to fix the designations, voting rights, liquidation preferences, dividend rights, conversion rights, rights and terms of redemption (including sinking fund provisions) and certain other rights and preferences of the Preferred Stock. The issuance of shares of Preferred Stock under certain circumstances could adversely affect the voting power of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, the Company has no plan or arrangement for the issuance of any shares of Preferred Stock.

Transfer Agent
--------------
     The Company has appointed American Securities Transfer and Trust as the transfer agent and registrar of the Common Stock.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is not presently traded on an established public trading market. Following the filing on this Form 10, the Company anticipates that it will submit its Common Stock for listing on the OTC Electronic Bulletin Board.

     The approximate number of record holders of the Company's Common Stock as of August 31, 1999 is 2, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of August 31, 1999 was 1,029,400.

     The Company has not declared or paid any cash dividends on its Common Stock and does not intend to declare any dividends in the foreseeable future. The payment of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, and such other factors as the Board of Directors may consider. In addition, if the Company is able to negotiate new credit facilities, such facilities may include restrictions on the Company's ability to pay dividends.


ITEM 2.  LEGAL PROCEEDINGS

     There are no pending legal proceedings to which the Company is a party or to which any of the Company's assets or properties are subject.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Weinberg & Company, P.A., Certified Public Accountants ("Weinberg"), has served as the Company's principal accountant since inception. There were no accounting or auditing disagreements between the Company and Weinberg.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) In September 1998, the Company issued unregistered securities to the initial shareholders of the Company in consideration of services provided to the Company, resulting in the issuance and delivery of 14,700 shares of the Company's Common Stock to each of PageOne Business Productions, LLC, and Appletree Investment Company, Ltd., a European investment group domiciled in the Isle of Man and owned by an Isle of Man trust. Such securities were issued at $.001 par value pursuant to the exemptions from registration provided under the Delaware General Corporation Law and the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

     (b) In April 1999, the Company issued securities to the initial shareholders of the Company resulting in the issuance and delivery of 100,000 shares and 900,000 shares of the Company's Common Stock to PageOne Business Productions, LLC, and Appletree Investment Company, Ltd., respectively. Such securities were issued for aggregate consideration totaling $1,000 pursuant to the exemptions from registration provided under the Delaware General Corporation Law and the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.

     The following table sets forth the names of the recipients and amounts received in connection with said transactions:

                                         Number of Shares of
         Name of Stockholder            Common Stock Acquired
         -------------------            ---------------------
         PageOne Business                   114,700
         Productions, LLC

         Appletree Investment               914,700
         Company, Ltd.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     VEDA's Restated Certificate of Incorporation limits the liability of its directors to VEDA or VEDA's stockholders for monetary damages arising from a breach of fiduciary duty owned to VEDA or IP Factory's stockholders to the fullest extent permitted by the Delaware General Corporation Law.

     VEDA's Restated Certificate of Incorporation and its Bylaws provide for the indemnification by VEDA of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of VEDA to the fullest extent permitted or authorized by law, including attorneys' fees. Section 145 of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In addition, Section 145 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Delaware law further provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of IP Factory pursuant to the above statutory provisions or otherwise, VEDA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S  FINANCIAL STATEMENTS

     Veda Corporation's balance sheet as of August 31, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the period from September 15, 1998 (inception) to August 31, 1999 have been examined to the extent indicated in their reports by Weinberg & Company, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages, in response to Part F/S of this Form 10-SB.









                                      F/S

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                             AS OF AUGUST 31, 1999

                                    CONTENTS
       -------------------------------------------------------------------


       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF AUGUST 31, 1999

       PAGE      3 - STATEMENT OF OPERATIONS FOR THE
                     PERIOD FROM SEPTEMBER 15, 1998
                     (INCEPTION) TO AUGUST 31, 1999

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDERS'
                     DEFICIENCY FOR THE PERIOD FROM SEPTEMBER 15,1998, (INCEPTION) TO AUGUST 31, 1999

       PAGE      5 - STATEMENT OF CASH FLOWS FOR THE PERIOD
                     FROM SEPTEMBER 15, 1998 (INCEPTION) TO
                     AUGUST 31, 1999

       PAGES 6 - 7 - NOTES TO FINANCIAL STATEMENTS AS OF AUGUST
                     31, 1999






                                      F/S

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
 Veda Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Veda Corporation (a development stage company) as of August 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from September 15, 1998 (inception) to August 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Veda Corporation (a development stage company) as of August 31, 1999, and the results of its operations and its cash flows for the period from September 15, 1998 (inception) to August 31, 1999, in conformity with generally accepted accounting principles.






                                WEINBERG & COMPANY, P.A.



Boca Raton, Florida
November 23, 1999






                                    F/S - 1

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF AUGUST 31, 1999



                                     ASSETS


    Cash                                                 $       35
                                                         ----------

    TOTAL ASSETS                                         $       35
    ------------                                         ==========



                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY


    LIABILITIES
     Loan payable - related party                        $       95
                                                         ----------

       Total liabilities                                         95
                                                         ----------

    STOCKHOLDERS' DEFICIENCY

       Preferred Stock, $.001 par value, 8,000,000
        shares authorized, zero issued and outstanding            -
       Common Stock, $.001 par value, 100,000,000
        shares authorized, 1,029,400 issued and
        outstanding                                           1,029
       Accumulated deficit during development stage          (1,089)
                                                         ----------
         Total Stockholders' Deficiency                         (60)

    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY       $       35
    ----------------------------------------------       ==========










                 See accompanying notes to financial statements.

                                     F/S - 2

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                         (INCEPTION) TO AUGUST 31, 1999



        Income                                       $            -
                                                     --------------

        Expenses

          Accounting fees                                       500
          Bank service charge                                    60
          Consulting fees                                        29
          Legal fees                                            500
                                                     --------------

        NET LOSS                                     $       (1,089)
        --------                                     ==============



























                 See accompanying notes to financial statements.

                                    F/S - 3

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                         (INCEPTION) TO AUGUST 31, 1999




                                            Deficit
                                          Accumulated
                            Common       During Devel-
                            Stock        opment Stage       Total
                           --------      ------------     ---------

Common stock issuance      $  1,029       $        -      $   1,029

Net loss for the
 period ended August
 31, 1999                         -           (1,089)        (1,089)
                           --------       ----------      ---------

BALANCE AT AUGUST
-----------------
 31, 1999                  $  1,029       $  ( 1,089)     $     (60)
---------                  ========       ==========      =========






















                 See accompanying notes to financial statements.

                                     F/S - 4

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                     FOR THE PERIOD FROM SEPTEMBER 15, 1998
                         (INCEPTION) TO AUGUST 31, 1999



    CASH FLOWS FROM
     OPERATING ACTIVITIES:

     Net loss                                            $   (1,089)
      Adjustments to
       reconcile net loss
       to net cash used
       by operating activities:

       Consulting services performed for
        issuance of stock                                        29
                                                         ----------
      Net cash used in
       operating activities                                  (1,060)
                                                         ----------
     CASH FLOWS FROM INVESTING
      ACTIVITIES                                                  -
                                                         ----------
     CASH FLOWS FROM FINANCING
      ACTIVITIES:

     Loan payable - related party                                95
     Proceeds from issuance
       of common stock                                        1,000
                                                         ----------
     Net cash provided by
      financing activities                                    1,095
                                                         ----------
    INCREASE IN CASH AND
     CASH EQUIVALENTS                                            35
                                                         ----------
    CASH AND CASH EQUIVALENTS -
     BEGINNING OF PERIOD                                          -
                                                         ----------
    CASH AND CASH EQUIVALENTS-
     END OF PERIOD                                       $       35
     -------------                                       ==========





                 See accompanying notes to financial statements

                                     F/S - 5

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)  Organization and Business Operations

         Veda Corporation (a development stage company) ("the Company") was incorporated in Delaware on September 15, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At August 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         (B)  Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (C)  Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         (D)  Income Taxes

         The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending August 31, 1999.

                                     F/S - 6

                                VEDA CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF AUGUST 31, 1999

NOTE  2 - STOCKHOLDERS' DEFICIENCY

         The Company was originally authorized to issue 100,000 shares of preferred stock at $.01 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of directors. It was also originally authorized to issue 10,000,000 shares of common stock at $.001 par value.

         The Company issued 914,700 and 114,700 common shares to Appletree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively. No preferred shares have been issued as of August 31, 1999.

         Management filed a restated certificate of incorporation with the State of Delaware in June of 1999 which increased the number of authorized common shares to 100,000,000, increased the number of authorized preferred shares to 8,000,000 and decreased the par value of the preferred shares to $.001 per share.

         The financial statements at August 31, 1999 give effect to common and preferred stock amounts and par values enumerated in the restated certificate of incorporation.

NOTE 3 - LOAN PAYABLE - RELATED PARTY

         The loan payable - related party is a non-interest bearing loan payable to PageOne Business Productions, LLC arising from funds advanced to the Company.



















                                     F/S - 7
a

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


Exhibit
Number                      Description                       Page
--------                    -----------                       ----

3.1      Certificate of Incorporation...........................a

3.2      Restated Certificate of Incorporation..................b

3.3      Bylaws.................................................k

23.1     Consent of Weinberg & Company, P.A.,
          Independent Certified Public Accountants..............s

27       Financial Data Schedule

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                VEDA CORPORATION,

                                               /s/ James Walters
Date:  December 20, 1999                    By: ___________________
                                                James Walters, President













                                       11